

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

William Ho
President and Chief Executive Officer
IN8bio, Inc.
350 5th Avenue, Suite 5330
New York, New York 10118

> **Re: IN8bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 12, 2024**
> **File No. 333-276504**

Dear William Ho:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Joshua A. Kaufman, Esq.